UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in accordance with the provisions set forth in Article 157, Paragraph 4, of Law No. 6,404/76 and pursuant to CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that, on this date, the Company and its subsidiaries in judicial reorganization (the “Oi Companies”) filed a petition before the 7th Corporate Court of Rio de Janeiro requesting that the Oi Companies’ judicial supervision not be terminated on February 4, 2020, the date that is two years after the date of the judicial approval of the Judicial Reorganization Plan (the “JR Plan”). The non-termination of the judicial supervision does not change the Oi Companies' current situation and has no bearing on the compliance with the JR Plan in effect, nor on current receivables or any new resources that may be accessed by the Oi Companies.  It is worth emphasizing that the extension of judicial supervision at the end of the two-year period is a common measure that has been applied in most judicial reorganization proceedings.

Despite the positive progress with respect to the implementation of the JR Plan, including the completion of many of the steps required by the process which have been important for the Company’s recovery, the application presents to the Court circumstances related to the complexity inherent to a judicial reorganization process of this magnitude, as well as to ongoing legal and regulatory reforms, which require additional measures be taken within the scope of the judicial reorganization. The non-termination of the judicial reorganization will allow the Oi Companies to continue to execute its JR Plan with stability and transparency and will allow the Oi Companies to remain focused on making improvements that will benefit its customers.

Oi reiterates its commitment to the execution of its strategic transformation plan with a focus on the expansion of fiber optics in Brazil and on businesses with higher added-value and with a growth trend and forward thinking. This movement is already beginning to yield positive results in the Company’s operational and financial indicators, which will be accelerated beginning in 2020, reaching consolidation in 2021.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, December 6, 2019.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer

Special Note Regarding Forward-Looking Statements

This Material Fact contains forward-looking statements. Statements other than historical facts, including statements of the Company’s beliefs and expectations, business strategies, future synergies, cost savings, future costs and future liquidity, are forward-looking statements.. The words “will”, “must”, “should”, “could”, “anticipates”, “intends”, “believes”, “estimates”, “expects”, “predicts”, “plans”, “targets”, “objective”, “projects”, “forecasts” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current view of the Company’s management and are subject to various risks and uncertainties. These statements are based on several assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operating factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to the Company or its affiliates, or people acting on their behalf, are expressly qualified in their entirety by the cautionary notices set forth in this paragraph. No undue reliance should be placed on these statements. Forward-looking statements speak only as of the date on which they were made. Except as otherwise required by federal securities laws of Brazil or of the U.S., or by the rules and regulations of the CVM, the SEC, or applicable regulatory authorities of other countries, the Company and its affiliates do not have any intention or obligation to update or publicly announce the results of any revisions to any of its forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting forward-looking statements. However, it is advisable to consult other disclosures made by the Company on matters related to reports and communications filed by the Company within the CVM and the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2019

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer